SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: August 9, 2013

List of materials

Documents attached hereto:

i) Announcement of Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION in connection with the integration of surface-mount technology equipment and related businesses of JUKI Corporation

August 9, 2013
Sony Corporation

Announcement of Company Split (Small-scale Company Split) of Sony Corporation into
JUKI AUTOMATION SYSTEMS CORPORATION in connection with the integration of surface-mount technology equipment and related businesses of JUKI Corporation

Sony Corporation (“Sony”) today announced that it has decided to have JUKI AUTOMATION SYSTEMS CORPORATION (“JAS”) succeed to certain rights and obligations related to Sony’s surface-mount technology (“SMT”) equipment and related businesses by an “absorption-type company split”, as set forth below.  This company split is a step in the process of the integration of the SMT equipment and related businesses of JUKI Corporation, Sony and Sony EMCS Corporation, a wholly-owned subsidiary of Sony.

Certain information is omitted from this announcement since this is an absorption-type company split conducted under the Companies Act of Japan by which the reduction of Sony’s total assets are expected to be less than 10% of its total assets as of the end of the previous fiscal year and the reduction of Sony’s sales and operating revenue are expected to be less than 3% of its sales and operating revenue in the previous fiscal year.

1.	Purpose of the company split

The purpose of this company split is to transfer Sony’s SMT equipment and related businesses to JAS.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	August 9, 2013
	Execution of the company split agreement	August 9, 2013
	Effective date of the company split	October 1, 2013 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of Article 784 of the Companies Act of Japan.

	**	This company split will become effective subject to the receipt of necessary regulatory approvals.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and JAS (as the successor company).

(3)	Details of consideration allotted upon the company split

JAS will issue 1,250 common shares to Sony upon the completion of the contemplated company split. In the event that there should be any changes in the aggregate number of issued common shares of JAS by the effective date of the company split, the number of common shares to be issued to Sony will be adjusted in line with such change.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

JAS, as the successor company, will succeed to certain rights and obligations related to Sony’s SMT equipment and related businesses, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the performance capabilities of JAS of its obligations which become due after the effective date of the contemplated company split.

3.	Basis of calculation of the consideration allotted upon the company split

Sony and JAS have agreed on the consideration to be allotted to Sony upon the contemplated company split, which are the common shares of JAS, based on the assets and liabilities which will be transferred to JAS under the contemplated company split and the value of the common shares of JAS at the end of the day preceding the effective date of the contemplated company split.

4.	Summary of both parties (For Sony, numbers shown below are as of March 31, 2013 or for the fiscal year ended March 31, 2013. For JAS, numbers shown below are as of the date of incorporation.)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	JUKI AUTOMATION SYSTEMS CORPORATION (Successor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Development, design and sale of surface-mount technology equipment and precision equipment
Date of incorporation	May 7, 1946	August 1, 2013
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	11-1, Tsurumaki 2-chome, Tama-shi, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Akira Kiyohara Representative Director and President
Stated capital	¥ 630,923 million	¥ 1,500 million
Number of shares issued	1,011,950,206 shares	15,000 shares
Fiscal year-end	March 31	December 31

	1 Moxley and Co. LLC	5.64%

	2 Japan Trustee Services Bank, Ltd. (Trust Account)	5.17%

Major shareholders and shareholding ratios	3 The Master Trust Bank of Japan, Ltd. (Trust Account)	4.69%	JUKI Corporation	100%

	4 Goldman, Sachs & Co. Reg	2.30%

	5 SSBT OD05 Omnibus Account – Treaty Clients	2.25%

Net assets	¥ 2,681,178 million (consolidated) (Note)		¥ 3,000 million (non-consolidated)
Total assets	¥ 14,206,292 million (consolidated)		¥ 4,249 million (non-consolidated)
Net assets per share	¥ 2,174.07 (consolidated)		¥ 200,000 (non-consolidated)
Net sales	¥ 6,800, 851 million (consolidated)		N/A
Operating income	¥ 230,100 million (consolidated)		N/A
Ordinary income	¥ 245,681 million (consolidated) (Note)		N/A
Net income	¥ 43,034 million (consolidated) (Note)		N/A
Net income per share	¥ 42.80 (consolidated) (Note)		N/A

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes", “net income attributable to shareholders of Sony” and “net income attributable to shareholders of Sony per share” are stated in place of “net assets”, “ordinary income”, “net income ” and “net income per share” respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

Sony’s SMT equipment and related businesses

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2013

	Net sales:	¥ 44 million

c.	Assets and liabilities to be succeeded upon the company split

	Assets:	¥ 240 million
	Liabilities:	¥ 12 million

5.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of either Sony or JAS upon the completion of the contemplated company split.

6.	Outlook

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2014 is anticipated as a result of the completion of the contemplated company split. Sony EMCS Corporation is conducting a separate absorption-type company split into JAS in parallel with the contemplated company split and Sony intends to transfer all of the issued common shares of JAS held by Sony to Sony EMCS Corporation as a part of the integration of the SMT equipment and related businesses on and after the effective date of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2014, which was announced on August 1, 2013, and its consolidated financial results for the fiscal year ended March 31, 2013

(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2014	7,900	230	210	50
Consolidated financial results for the fiscal year ended March 31, 2013	6,801	230	246	43